

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Lance Mitchell
Chief Executive Officer
Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, IL 60045

> **Re: Reynolds Consumer Products Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Filed October 25, 2019**
> **CIK No. 0001786431**

Dear Mr. Mitchell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed October 25, 2019

Use of Proceeds, page 44

1.   Please disclose here the interest rate and maturity of the New Term Loan Facility to be repaid from the net proceeds of the underwriters' options exercise. See Item 504 of Regulation S-K.

Management
Executive Officers, page 116

2.   For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

You may contact Ameen Hamady at (202) 551-3891 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing